[Minerals Technologies Inc. Letterhead]

December 29, 2010

Ms. Pamela Long
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:         Minerals Technologies Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 001-11430

Dear Ms. Long:

On behalf of Minerals Technologies Inc. (the "Company"), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated December 1, 2010 regarding the Company's Form 10-K for the Fiscal Year ended December 31, 2009, Definitive Proxy Statement on Schedule 14A, filed March 31, 2010, and Forms 10-Q for the Fiscal Quarters Ended April 4, 2010, July 4, 2010 and October 3, 2010, File No. 001-11430.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1, Business, page 3

Processed Minerals – Products and Markets, page 5

1.
We note you refer to talc reserves found on your Barrett’s property near Dillon, Montana.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical , and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7.  The information requested includes, but is not limited to:

• Property and geologic maps
• Description of your sampling and assaying procedures
• Drill-hole maps showing drill intercepts
• Representative geologic cross-sections and drill logs
• Description and examples of your cut-off calculation procedures
• Cutoff grades used for each category of your reserves and resources
• Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
• A detailed description of your procedures for estimating reserves
• Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
• A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

The Company’s response to this comment has been provided to Mr. Schuler as supplemental information under separate cover.

2.
High quality and/or purity limestone, dolomite products and talc are generally defined by the calcium carbonate (CaC03) content or another appropriate measurement, such as a general electric brightness percentage (% GEB).  Does this apply to your limestone, dolomite, and/or talc properties?  If so, please disclose the appropriate quality/grade measurement for your reserves in future filings.

Our high quality limestone, dolomitic limestone, and talc products are defined primarily by the chemistry and color characteristics of  the ore bodies. Ore samples are analyzed by x-ray fluorescence (XRF) and other techniques to determine purity and generally by Hunter brightness measurement to determine dry brightness and the Hunter yellowness (b) value.  We serve multiple markets from each of our operations, each of which has different requirements relating to a combination of chemical and physical properties.

Raw Materials, page 6

3.	With a view towards future disclosure, please discuss the availability of raw materials. Refer to Item 101 (c)(1)(iii) of Regulation S-K.

As noted in our disclosure, we depend particularly on availability of lime and carbon dioxide for our PCC product line, and on magnesia and alumina for our Refractory operations.  Generally, the lime we utilize in our business is readily available from numerous sources, including our own mines.  Carbon dioxide is readily available in exhaust gas from the host paper mills or other operations at our merchant facilities.  As discussed in our filing, magnesia is available from numerous sources in China; we are working to develop alternative sources of magnesia.  The alumina we utilize in our business is readily available from numerous sources.  In future filings, we will discuss the availability of each of the raw materials significant to our manufacturing operations.

4.	We note the disclosure regarding the long-term supply agreements. Please advise us as to the consideration you have given to filing these agreements as exhibits to the Form 10K.

Our long-term supply agreements typically result from a competitive bidding process, providing us with alternative suppliers in the event that any particular supplier cannot fulfill its obligations under an agreement.  None of the agreements represents a material portion of our long-term supply needs.  We do not believe that we are substantially dependent upon any long-term supply agreement such that the agreement would be required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Patents and Trademarks, page 7

5.	With a view towards future disclosure, please discuss the duration of your intellectual property. Refer to Item 101 (c)(1)(iv) of Regulation S-K.

As noted in our disclosure, we own or have the right to use in excess of 300 patents and 700 trademarks related to our business.  None of these patents or trademarks is, by itself, material to our business.  In future filings, we will discuss the duration of our intellectual property by providing the range of dates at which our patents or trademarks expire.

Item 1A.  Risk Factors, page 8

6.
We note the disclosure in the introductory paragraphs that the disclosure in this section is based on or permitted by the Private Securities Litigation Reform Act of 1995 and that the disclosure in this section is limited to factors that could cause your “actual results to differ materially from historical and expected results.”  Please be advised that the disclosure required by Item 1A of Form S-1 is based on Item 503(c) of Regulation S-K and is not limited in this manner.  Please revise in future filings to discuss all material risks as contemplated by Item 503(c) of Regulation S-K.  For example, we note that many of the risk factors discussed on page 19 are not discussed in this section.  Please revise accordingly in future filings.

In future filings, we discuss in Item 1A all material risks as contemplated by Item 503(c) of Regulation S-K, and will remove the limiting language.

7.
The subheadings in this section are too vague and generic to adequately describe the risk that follows.  The subheadings should clearly and succinctly convey the actual risk to an investor and not merely state a fact about your business or industry or describe a generic effect on your company.  Please carefully review each subheading with this comment in mind and revise accordingly in future filings so that each subheading reflects the risk that follows.  Refer to Item 503(c) of Regulation S-K.

In future filings, we will revise our Risk Factors section throughout to state in subheadings the risks to investors that result from the facts or uncertainties described therein.

Adverse General Economic, Business and Industry Conditions, page 8

8.
We note that you develop products for the paper, steel, construction and automotive industries.  Given your disclosure on pages 19 and 26 of specific risks and challenges in these industries, please revise your risk factor disclosure in future filings to provide specific and quantitative disclosure of the risks and adverse conditions in the industries you serve.

While we do provide addition risk factor disclosure regarding the certain of the industries we serve (for example, in the Risk Factor entitled “Cyclical Nature of Customers’ Businesses”), in future filings, we will revise this Risk Factor to add specific and quantitative disclosure of the risks and adverse conditions in the industries we serve, such as the risks and challenges disclosed on pages 19 and 26.  We anticipate that such added disclosure will be substantially similar to the following:

The industries we serve, primarily paper, steel, construction and automotive, have been particularly adversely affected by the uncertain global economic climate.  North American and European steel production in 2009 was approximately 31% below production levels in 2008.  In the paper industry, production levels for printing and writing papers within North America and Europe, our two largest markets, were down 18% as compared  with prior year.· Housing starts in 2009 were at a rate of approximately 550 thousand units, down 38% from prior year.  Housing starts were at a peak rate of 2.1 million units in 2005.  In the automotive industry, North American car and truck production was down 32% in 2009 as compared with 2008.  Demand for our products is subject to these trends.  Continued weakness in these industries has had, and may in the future have, an adverse effect on sales of our products and our results of operations.

Risks of Doing Business Abroad, page 9

9.
Please review in future filings to specifically identify the risks to your company in its operations abroad.  For example, we note your disclosure on page 27 regarding your operations in Indonesia, Brazil, Thailand, China and South Africa.

In future filings, we will revise this Risk Factor to specifically identify the risks in our operations abroad.  We anticipate that such revised disclosure will be substantially similar to the following:

The Company does business in many areas internationally.  We have in recent years expanded our operations in emerging markets, and we plan to continue to do so in the future, particularly in China, India and Eastern Europe.  As the Company expands its operations overseas, it faces increased risks of doing business abroad, including inflation, fluctuation in interest rates and currency exchange rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems, and other factors.  Some of our operations are located in areas that have experienced political or economic instability, including Indonesia, Brazil, Thailand, China and South Africa.  Adverse developments in any of the areas in which we do business could cause actual results to differ materially from historical and expected results.

Availability and Cost of Raw Materials, page 10

10.
Please review this risk factor in future filings to specifically describe the risks associated with the raw materials you use in your company’s operations.  For example, we note your disclosure in the third paragraph under “Raw Materials” on page six and in the last paragraph on page 32.  Please quantify in future filings, to the extent material, the impact of the rising raw material costs on your financial results.

In future filings, we will revise this Risk Factor to specifically describe the risks associated with the raw materials we use in our operations, including, to the extent material, the impact of the rising raw material costs on our financial results.  We anticipate that such revised disclosure will be substantially similar to the following:

The Company depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, and magnesia and alumina for its Refractory operations and on having adequate access to ore reserves of appropriate quality at its mining operations.  Purchase prices and availability of these critical raw materials are subject to volatility.  At any given time we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms acceptable, or at all.

While most such raw materials are readily available, the Company purchases a significant portion of its magnesia requirements from sources in China.  The price and availability of magnesia from China have fluctuated in the past and they may fluctuate in the future.  Price increases for certain other of our raw materials, as well as increases in energy prices, have also affected our business.  Our ability to recover increased costs is uncertain.  The Company and its customers will typically negotiate reasonable price adjustments in order to recover a portion of these rapidly escalating costs.  While the contracts pursuant to which we construct and operate our satellite PCC plants generally adjust pricing to reflect increases in costs resulting from inflation, there is a time lag before such price adjustments can be implemented.  In 2008, increased raw materials prices affected our Specialty Minerals segment by $24 million, partially offset by recovery of raw material costs through price increases of $16 million, while increased raw materials prices affected our Refractories segment by $34 million, partially offset by recovery of raw material costs through price increases of $31 million.  In 2009, however, the impact of such price increases was not material.

We cannot predict whether, and how much, prices for our key raw materials will increase in the future.  Changes in the costs or availability of such raw materials, to the extent we cannot recover them in price increases to our customers, could adversely affect the Company’s results of operations.

Properties, page 11

11.
We note your statement in regards to the duration of your reserves at your current usage levels for limestone, dolomite, and talc on page 5 and the list of your facilities on this page.  In future filings, please disclose your proven and/or probable reserves associated with your mining/quarry operations and include your annual mine production for each facility.

In future filings, we will disclose proven and/or probable reserves associated with each mining operation and include annual mine production for each facility.

Item 3. Legal Proceedings, page 12

12.
We note that you have not disclosed the name of the courts in which the proceedings are pending, the dates instituted, and the principal parties involved in the proceedings.  With a view towards future disclosure, please provide us with this information.  Refer to Item 103 of Regulation S-K.

We believe that our current disclosure of legal proceedings relating to the cases seeking damages for exposure to silica or asbestos-containing materials is compliant with Item 103 of Regulation S-K.  We have voluntarily included in the Form 10-K a general description of such cases, but have not included all information required by Item 103 with respect to these cases on an individual basis because they are not material.  In addition, taking into account the indemnity provided by Pfizer Inc., our insurance coverage (with respect to the silica cases), and our reasonable analysis of the amounts that will ultimately be recovered, the amounts involved in such cases (aggregating all such cases) do not exceed 10% of our consolidated current assets, as set forth in Instruction 2 to Item 103 of Regulation S-K.  We make such determinations as part of an ongoing assessment of claims and legal actions that takes into consideration such items as changes in our pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law and litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims.  We respectfully submit that no additional disclosure is required with respect to such cases under Item 103 of Regulations S-K.

With respect to the matters set forth under the subheading “Environmental Matters”, these matters involve consent orders signed with the agencies disclosed, but do not involve proceedings before a judicial or administrative court.  The consent orders are dated as follows:
•	Orders of Connecticut DEP – April 5, 2000 and March 25, 2003
•	Order of US EPA – November 14, 2001
•	Order of Massachusetts DEP – June 4, 2002
We will provide the relevant the parties to and dates of these orders in our future disclosures.

Definitive Proxy Statement on Schedule 14A filed March 31, 2010

Director Stock Ownership Requirements, page 9

13.	Please disclose in future filings whether your directors meet the ownership requirements.

In future proxy statement filings, we will disclose whether directors meet the ownership requirements.

The Board’s Role in Risk Oversight, page 9

14.
We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that your company’s compensation policies and procedures are not reasonably likely to have a material adverse effect on your company.

During the first quarter of fiscal 2010, the Compensation Committee reviewed with management the significance of potential risks to the Company arising from our compensation program and policies.  As indicated in our proxy disclosure, the focus of this review was broad, encompassing programs and arrangements applicable to both employees and executive officers, and included particular focus on annual and long-term incentive programs, which is an incentive structure that avoids encouraging excessive risk taking through financial incentives.  The review examined performance metrics used and the corresponding compensation that could result from performance, the relation of those metrics to sound execution of our business strategy, sustainable business growth and maintaining focus on significant business risks, risks to the company related to attraction and retention of personnel, and other possible risks and program features that ameliorate risk.  The Committee then concluded that the Company’s compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Company Level Financial Targets, page 24

15.
In the last paragraph, you state that the company’s performance factor was 80.6% and on page 26 you refer to the 2009 company financial performance as 80.6% of target.  However, your disclosure in this section only indicates a target performance range (from the threshold to the maximum).  Please disclose in future filings the company performance targets on which you base your target payouts as listed in the table on page 26.

As discussed in our proxy disclosure, our annual incentive program is designed in a bottom-up manner.  For each financial measure, a Company performance factor was determined by weighting the average of individual Business Unit performance factors, and the Business Unit performance factors in turn represent a weighted average percentage achievement of sub-Business Unit level targets.  The ranges disclosed for each measure at the Company level represent the aggregate of the threshold and maximum achievement of each sub-Business Unit level factor.  For 2009, if each of the sub-Business Unit level factors were achieved at 100% of target, the Company performance targets would have been an Operating Income (OI) of $58.0 million and a return on capital (ROC) of 5.5%.  In future filings, we will provide, in addition to the threshold and maximum levels of Company-wide OI and ROC performance, the designated target level of Company-wide OI and ROC under the annual incentive plan for the latest completed fiscal year, based on achievement at 100% of target of each of the sub-Business Unit level factors.

Business Unit Level Financial Targets

16.
We note the disclosure in the last sentence of this section that you do not publicly report the financial targets at the Business Unit or sub-Business Unit levels.  Please advise us as to the basis for not disclosing the financial targets at the Business Unit level, given that it appears one or more of these Business Units represent reportable segments.

The Business Units and sub-Business Units used for our incentive compensation program do not correspond to our reportable segments, “Specialty Minerals” and “Refractories,” which are the two segments reported on in our Annual Report on Form 10-K.  As explained in the CD&A, our internally defined Business Units have OI and ROC targets and ranges that are weighted aggregation of performance of specified sub-Business Units.  Disclosure of these sub-Business Unit level targets could expose our confidential internal business strategy and financial projections and provide competitors with insight into our product profitability and pricing strategies.  Such insight could be used by competitors to anticipate our future competitive actions or by customers and suppliers to negotiate more favorable contractual terms.  For these reasons, we do not publicly communicate the financial information used in our incentive compensation program at the Business Unit or sub-Business Unit level.  Accordingly, we regard the target level of performance for these internally defined Business Units and sub-Business Units as non-public and confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company.  In addition, we regard such targets, in light of the detailed information we do provide (including the payout percentages of target achieved by each Business Unit), as not material to an understanding of the compensation of our named executive officers.

Personal Performance Financial Metrics, page 25

17.	We note the disclosure in the second and third paragraph regarding the resulting payouts. With a view towards future disclosure, please tell us how these amounts were calculated.

As discussed on pages 23 – 24 of our Proxy Statement, for each category of the personal performance objectives, there was a range of potential payouts with the ultimate payout amount based upon the achievement of the objectives.  We provide explanation, on pages 23 – 26 of the Proxy Statement, of how improvements in Working Capital and Expense Control are performance goals affecting the annual incentive payouts of named executive officers.  We will enhance this disclosure in future filings by indicating the actual achievement and target level of expense reduction, and the actual achievement and target level of Working Capital Days Reduction, for each named executive officer to whom such performance factor applies in the Review of Individual Named Executive Officers Performance section of the Proxy Statement.  Such disclosure will be substantially similar to the following with respect to the 2009:

Expense Reduction Targets:
•
For Mr. Sorel, controllable expenses for his resource unit were reduced in 2009 by 11.4% from 2008 levels, and his target was a reduction of 7.8%, which resulted in a payout of 170% for this component of the award.

•
For Mr. Monagle, controllable expenses for his Business Unit were reduced in 2009 by 6.7% from 2008 levels, and his target was a reduction of 1.5%, which resulted in a payout of 200% for this component of the award.

•
For Mr. Harrison, controllable expenses for his resource unit were reduced in 2009 by 25.0% from 2008 levels, and his target was a reduction of 12.5%, which resulted in a payout of 200% for this component of the award.

•
For Mr. Wilkins, controllable expenses for his resource unit were reduced in 2009 by 18.6% from 2008 levels, and his target was a reduction of 12.5%, which resulted in a payout of 155% for this component of the award.

Working Capital Days Reduction Targets:
•
For Mr. Monagle, working capital days for his Business Unit was reduced in 2009 by 2 days from 2008 levels, and his target was a reduction of 1.5 days, which resulted in a payout of 150% for this component of the award.

•
For Mr. Wilkins, working capital days for his Business Unit was reduced in 2009 by 68 days from 2008 levels, and his target was a reduction of 64 days, which resulted in a payout of 140% for this component of the award.

We believe that further disclosure of separate performance results for Business Units is confidential (for the reasons described above) and not material to an investor’s understanding of our overall compensation program.

Review of Individual Named Executive Officers Performance, page 25

18.
The disclosure in this section does not explain how the individual performance metrics for the annual incentive awards translated into the actual award.  With a view towards future disclosure, please provide us with a materially complete explanation of how the actual award amounts were calculated.

For each named executive officer, we provided disclosure on page 26 of the Proxy Statement as to the payout level as a percentage of target resulting from the principal financial goals (OI and ROC) and the payout level as a percentage of target for the individual performance goals.  Disclosure was provided, and will be enhanced as described in our response to comment 17 above, as to the effect of the Working Capital Days Reduction and Expense Reduction on the individual performance goals.  No specific disclosure is provided on the assessed performance level for the other non-financial elements of the individual performance goals.

For the CEO (which illustrates the type of disclosure provided for each named executive officer), we stated on page 26:

Mr. Muscari’s bonus opportunity under the 2009 Incentive Plan was based 60% on the Company’s financial performance measures and 40% on achievement of personal goals and objectives. The Company’s 2009 financial performance was below target (80.6% of target). The Compensation Committee reviewed Mr. Muscari’s 2009 personal goals and objectives and assessed his performance versus the objectives in areas including, but not limited to, Company safety performance, financial performance, strategic and growth initiatives, vision, organization development, and external and investor relations. Collectively, performance against these objectives was 150% of target. The resulting payout under the 2009 Incentive Plan was at 108.6% of the target payout.

Under the guidance from the SEC staff in Compliance and Disclosure Interpretation 118.04, there is no requirement that a quantitative performance level or grade be disclosed with respect to individual performance goals that are not financial metrics or otherwise inherently quantifiable.  The Committee considers and evaluates performance in light of the factors indicated, and determines a collective performance level which is disclosed.  In light of the staff’s Compliance and Disclosure Interpretation 118.04, we believe that our disclosure meets applicable requirements.

Long-term Incentives, page 27

19.
We note the disclosure in the second paragraph.  With a view toward future disclosure, please explain how the total long-term incentive value as a percentage of salary is determined.  In this regard, we note that you merely disclose the range of percentages.

We explained on page 22 of our Proxy Statement how the Committee establishes the amounts of base salary, target annual incentive and aggregate target value of long-term incentive awards, in a process in which the Committee takes into consideration information from its compensation consultant and exercises its judgment.  In future disclosures, we will expand the disclosure which appears on page 27 of the 2010 Proxy Statement, to explain the Committee’s process for setting these target long-term incentive award levels consistent with the disclosure set forth on page 22 in the section of the CD&A captioned Total Direct Remuneration.

Officer Stock Ownership Guidelines, page 9

20.	Please disclose in future filings whether your officers meet the ownership guidelines.

In future proxy statement filings, we will disclose whether named executive officers meet the ownership requirements.

Performance Units Granted in 2009, page 27

21.
With a view towards future disclosure, please provide further detail regarding how you calculate the value of each performance unit after applying the appropriate weighting to each of the three measures.  It may be appropriate to provide a calculation example so that it is clear how the value of each performance units is determined.

We will add a sentence to the CD&A in future Proxy Statements to clarify this point.  The sentence would be added to the first full paragraph on page 28 to state:

Thus, each of the three types of performance included in the performance goals contributes one-third of the final value of the Performance Unit.  For example, if for a Performance Unit (which has a target value of $100) one performance metric is achieved at the target level, one is achieved at the threshold level, and one is achieved at the maximum level, the performances together will result in a final payout value for the Performance Unit of $158.33, consisting of one-third of $100 (the target payout level, yielding $33.33) plus one-third of $75 (the threshold payout level, yielding $25) plus one-third of $300 (the maximum payout level, yielding $100).

2009 Value Realized as compared to 2009 Target Total Direct Remuneration… , page 29

22.
Please note that your alternative compensation table should not overshadow or detract from the required Summary Compensation Table.  Please present this table in future filings after your presentation of the Summary Compensation table to ensure that the Summary Compensation Table is given more prominence in your filing.  Please also include a statement that the alternative table is not a substitute for the information required under the rules.  Finally, please provide a materially complete explanation of the differences between compensation amounts presented in the alternative table and the compensation amounts presented in the required tables.  For additional guidance, refer to Staff Observations in the Review of Executive Compensation Disclosure, available at: http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

The CD&A is our explanation of how our compensation program works.  Our view is that the Value Realized Table presents significant information that is germane to the CD&A, which should not be excluded from the CD&A.  However, we will modify the table to reflect your concerns but believe it should still reside in the CD&A section of the Proxy Statement.  We will also add a statement in the introduction to the Value Realized Table explaining that it is not a substitute for the information in the Summary Compensation Table, and referring readers to the page on which the Summary Compensation Table is found.

We have reviewed the “Staff Observations in the Review of Executive Compensation Disclosure” (the “Observation Report”) and believe that the situations addressed in the Observation Report were attempts to present an “alternative” table to the Summary Compensation Table.  The Value Realized Table contained in our CD&A was not intended to and does not present an “alternative” compensation table to the Summary Compensation Table and does not overshadow or detract from the Summary Compensation Table. We believe that a comparison of the Value Realized Table to the alternative tables that elicited staff comments as discussed in the Observation Report would show that the staff, applying its own standards as described in the Observation Report, should not have any objection to the Company’s presentation.

The information in the Value Realized Table, particularly how the value of compensation actually realized is determined, is made clear in the footnotes to the Table, which include helpful references to other portions of the CD&A.  Because the Value Realized Table does not purport to be an alternative to the Summary Compensation Table, we believe it is unnecessary to further explain how the numbers in the table differ from the numbers in the Summary Compensation Table or other line-item tables.  We will consider possible improvements to the table to enhance clarity, as we do for other aspects of the CD&A each year.

Forms 10 Q for the quarters ended April 4, 2010, July 4, 2010, and October 3, 2010

Changes in Internal Control Over Financial Reporting

23.
We note the disclosure that there was no change in your internal control over financial reporting “other than the ongoing implementation of the ERP system discussed above”.  In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

In future filings, we will revise this disclosure to state clearly whether there were changes in our internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*       *       *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

This letter is also being filed on EDGAR as of the above date.

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1876 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Thomas J. Meek

Thomas J. Meek
Vice President and General Counsel